Exhibit 99.1

PowerBank’s 3.79 MW Geddes Solar Project Goes Live, Powering New Bitcoin Treasury Strategy

Toronto, Ontario – July 29, 2025 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103), a leader in distributed solar energy, battery storage, and clean energy infrastructure across North America, is excited to announce that its largest owned-and-operated asset in the U.S.—the 3.79 MW Geddes Solar Power Project in New York State—is now fully operational.

More than a milestone in renewable energy, this project marks the official launch of PowerBank’s Bitcoin treasury strategy.

“This is a pivotal moment for PowerBank,” said Dr. Richard Lu, President and CEO. “Geddes isn’t just our largest U.S. asset—it’s our launchpad into a bold, dual-track strategy that fuses clean energy leadership with financial innovation. By deploying net cash generated by this project into Bitcoin, we are enhancing the value of our operating assets while aligning ourselves with a future-focused monetary reserve model.”

A Strategic Inflection Point – Energy + Bitcoin:

●	Pioneering Treasury Strategy. Geddes is the first of potentially several PowerBank projects to support a digital asset reserve model, giving the Company exposure to Bitcoin as a non-correlated, asymmetric upside asset.
●	Financial Flexibility. This approach allows PowerBank to retain earnings from high-performance assets like Geddes in a store of value with long-term appreciation potential.
●	Environmental Transformation. By converting a capped landfill into a clean power station, PowerBank demonstrates how sustainability and innovation can converge for long-term value creation.
●	Scalability. The Company is actively assessing expansion of this Bitcoin treasury strategy across additional solar and battery energy storage projects in its IPP (Independent Power Producer) portfolio.

The Geddes Solar Power Operation

Built on a repurposed landfill, the Geddes Project now delivers 3.79 MW of clean, renewable energy — enough to power approximately 450 homes annually — while transforming an underutilized site into a productive asset. But its value extends beyond green power.

Net cash flows from the project will be allocated, at management’s discretion, to the acquisition of Bitcoin, creating a hybrid strategy that blends energy generation with strategic digital asset investment.

●	Capacity: 3.79 MW DC
●	Type: Utility-scale ground-mounted solar
●	Location: Former landfill site in Geddes, New York
●	Off-take: Local grid, supporting community energy needs
●	Impact: Powers approximately 450 homes annually

Solar Simplified handles all customer-facing activities for the Company’s community solar projects, allowing it to focus on developing and expanding its renewable energy portfolio. Solar Simplified’s expertise in acquisition, enrollment, and management ensures full project subscription and maximized revenue from day one. With a business model that aligns seamlessly with the Company’s, this partnership drives sustainable growth, enabling the Company to accelerate development, bring more projects online each year, and create greater value for its business and the communities served by the Company.

Additional Information: Bitcoin purchases will be funded through excess cash generated by the Geddes Project, after meeting all capital expenditures, debt service obligations, and operational requirements. Timing, size, and frequency of purchases will be determined by market conditions, Bitcoin pricing, cash needs, and regulatory factors. No Bitcoin has been purchased as of the date of this release. Custody and security frameworks are currently under evaluation and will be finalized prior to any acquisitions.

About PowerBank Corporation

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. With over 100 MW of completed projects and a 1+ GW development pipeline across multiple North American markets, PowerBank is positioned as a high-growth player in the renewable energy sector.

The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s intention with respect to its Bitcoin treasury strategy, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: risks inherent with investing in Bitcoin, including Bitcoin’s volatility; the risks of implementing a new treasury diversification strategy; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any future global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation